                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                       ACCEPTANCE INSURANCE COMPANIES INC.
                                (Name of Issuer)


                          Common Stock, $0.40 par value
                         (Title of Class of Securities)


                                   68417-60-0
                                 (CUSIP Number)


                                Margaret L. Doyle
                         1125 S. 103rd Street, Suite 450
                                 Omaha, NE 68124
                                 (402) 393-1300

                                 with a copy to:

                                 Michael M. Hupp
                         1125 S. 103rd Street, Suite 800
                                 Omaha, NE 68124
                                 (402) 390-9500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 15, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP NO. 68417-60-0
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1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         McCarthy Group, Inc.
         I.R.S. Identification No. 47-0697955

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2.       Check the Appropriate Box if a Member of A Group   (a)  [X]
                                                            (b)  [ ]
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3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds   OO
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5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To
         Items 2(d) or 2(e) [ ]
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6.       Citizenship Or Place of Organization
         Nebraska
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                           7.       Sole Voting Power
                                    897,728
Number Of                           --------------------------------------------
Shares                     8.       Shared Voting Power
Beneficially                        83,582
Owned By                            --------------------------------------------
Each Reporting             9.       Sole Dispositive Power
Person With                         897,728
                                    --------------------------------------------
                           10.      Shared Dispositive Power
                                    83,582
                                    --------------------------------------------

11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         981,310
--------------------------------------------------------------------------------

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
         [ ]
--------------------------------------------------------------------------------

13.      Percent of Class Represented By Amount In Row (11)
         6.9%
--------------------------------------------------------------------------------

14.      Type Of Reporting Person
         Corporation - CO
--------------------------------------------------------------------------------

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CUSIP NO. 68417-60-0
--------------------------------------------------------------------------------

1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         Michael R. McCarthy

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of A Group   (a)  [X]
                                                            (b)  [ ]
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds*           OO
--------------------------------------------------------------------------------

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) [ ]
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6.       Citizenship Or Place of Organization
         Nebraska
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                           7.       Sole Voting Power
                                    9,000
Number Of                           --------------------------------------------
Shares                     8.       Shared Voting Power
Beneficially                        0
Owned By                            --------------------------------------------
Each Reporting             9.       Sole Dispositive Power
Person With                         9,000
                                    --------------------------------------------
                           10.      Shared Dispositive Power
                                    0
                                    --------------------------------------------

11.      Aggregate Amount of Beneficially Owned By Each Reporting Person
         9,000
--------------------------------------------------------------------------------

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
         [ ]
--------------------------------------------------------------------------------

13.      Percent of Class Represented By Amount In Row (11)
         0.1%
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14.      Type Of Reporting Person
         Individual - IN
--------------------------------------------------------------------------------

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Item 1.  Security and Issuer.

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on March 21, 1996 and amended on February 18, 2000, by the Reporting Persons, relating to the common stock, par value $0.40 per share ("Common Stock") of Acceptance Insurance Companies, Inc., a Nebraska corporation ("Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed thereto in the previously filed Schedule 13D, as amended.

Item 2.  Identity and Background.

         Fulcrum Growth Partners, L.L.C. ("Fulcrum") was identified as a Reporting Person on the amendment to Schedule 13D filed on February 18, 2000 (the "First Amendment"). Fulcrum has decided that it does not intend to acquire Common Stock, and accordingly it is hereby deleted as a Reporting Person for all purposes of Schedule 13D, as amended.

Item 3.  Source and Amount of Funds or Other Consideration.

         MGI has used working capital funds to purchase additional Common Stock (hereinafter the "Newly Acquired Stock") for $655,588 (excluding commissions paid), as more fully described in Item 5c below.

Item 4.  Purpose of Transaction.

         In the First Amendment, each of the Reporting Persons disclosed that it/he intended to monitor the affairs of the Issuer closely and periodically monitor its/his investment in the Issuer's securities. Each of the Reporting Persons also disclosed that (a) depending on the results of such monitoring and reviews and other facts and circumstances then existing, including market conditions, it was possible that it/he might acquire Common Stock or other Issuer securities, and (b) any such acquisition might be undertaken with a view to acquiring a greater interest (possibly even a majority interest) in the Issuer and a commensurately greater voice in the affairs of the Issuer. While the Reporting Persons have not yet determined to acquire a majority interest in the Issuer, MGI has acquired the Newly Acquired Stock with a view to acquiring a greater interest and a commensurately greater voice in the affairs of Issuer. It is possible that in the future one or more of the Reporting Persons, in open market transactions, in private transactions, through the exercise of options, or otherwise, may acquire additional shares of Common Stock or other Issuer securities.

         Issuer is a Nebraska corporation and is deemed to be a "domestic insurer" for purposes of the Nebraska Insurance Holding Company System Act (the "Act"). The Act requires any person who seeks to acquire voting securities of a domestic insurer to file an informational statement (a "Form A") with the Nebraska Director of Insurance ("Director"), if such acquisition will result in its ownership of ten percent or more of the insurer's outstanding voting securities. The Director must approve the acquisition before it is consummated. MGI is in the process of preparing a Form A and plans to file it in the near future.

Item 5.  Interest in Securities of the Issuer.

a. MGI beneficially owns, and has sole voting and dispositive powers over, 897,728 shares of Common Stock, or 6.3% of the outstanding shares, based on the number of outstanding shares of the Issuer as reported in its most recent Quarterly Report on Form 10-Q.

         Michael R. McCarthy owns options currently exercisable or exercisable within the next 60 days for shares of Common Stock of the Issuer. If such options are exercised, Mr. McCarthy will beneficially own, and have sole voting and dispositive powers over, 9000 shares of Common Stock, or 0.1% of the outstanding shares, based on the number of outstanding shares of the Issuer as reported in its most recent Quarterly Report on Form 10-Q.

b. McCarthy Group Asset Management, Inc. ("MGAM") holds 800 shares of Common Stock of the Issuer in a discretionary investment account representing approximately .006% of the Common Stock outstanding. MGI indirectly owns, through McCarthy & Co. and the McCarthy & Co. 401(k) Plan, 82,782 shares of Common Stock of the Issuer, representing approximately .6% of the Common Stock outstanding. Accordingly, MGI possesses shared power to vote and shared power to dispose of 83,582 shares of Common Stock of the Issuer. MGI has the sole power to vote and the sole power to dispose of 897,728 shares of Common Stock of the Issuer.

         Michael R. McCarthy owns options currently exercisable or exercisable within the next 60 days for 9,000 shares of Common Stock of the Issuer. Upon the exercise of any or all of such options, Mr. McCarthy will have the sole power to vote and the sole power to dispose of the underlying Common Stock.

c. The following table sets forth all transactions with respect to the Newly Acquired Shares. All such transactions were effected in the open market, the table excludes commissions paid.

Name                  Date                  No. of Shares         Price Per Share
                                            Purchased
---------------------------------------------------------------------------------
MGI                   3/28/00               30,000                $5.00
MGI                   5/08/00               20,000                $3.9797
MGI                   5/10/00               28,000                $4.00
MGI                   5/11/00               22,600                $4.00
MGI                   5/12/00               35,000                $4.125
MGI                   5/15/00               19,500                $4.0625

d. In December 1999, MGI entered into a Security Agreement with U.S. Bank National Association ("U.S. Bank"), pursuant to which it granted to U.S. Bank a security interest in certain of its assets, whether currently existing or thereafter acquired, and all products and

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         proceeds thereof ("MGI Collateral"). The Newly Acquired Shares are deemed to be MGI Collateral, as are all other shares of Common Stock owned by MGI.

6. See response to Item 5d above. The Security Agreement contains standard default terms. If any event of default occurs, U.S. Bank may enforce its security interest in the MGI Collateral and exercise all rights therein which are normally incident to the ownership of securities, including the rights to retain it or to sell it. No event of default has occurred as of the date hereof. MGI may sell part or all of the MGI Collateral so long as no event of default would result therefrom, each sale is at arm's-length and MGI receives at least the fair market value of the MGI Collateral.

                                  SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth on this statement is true, correct and complete.

                                    MCCARTHY GROUP, INC., a Nebraska corporation

Date: May 18, 2000                  By: /s/ Margaret L. Doyle
                                        --------------------------------
                                        Margaret L. Doyle, Secretary and
                                        Chief Financial Officer

                                        /s/ Michael R. McCarthy
                                        --------------------------------
                                        Michael R. McCarthy